Exhibit 4.24

LOAN EXTENSION AGREEMENT

This Loan Extension and Modification Agreement (the “Agreement”) is dated as of this 15th day of March, 2013, by and between Comprehensive Care Corporation, a Delaware corporation (the “Company”) and Sherfam, Inc. (“Sherfam”).

Terms not otherwise defined herein shall have the meaning ascribed to such terms in the following documents: (1) the 18 Month Convertible Promissory Note Face Value $1.4 Million Coupon 14% Issue Date August 30, 2011 and the Addendum thereto (the “Promissory Note”) and (2) the Subscription Agreement dated August 30, 2011 between the Company and Sherfam (“Subscription Agreement).

WITNESSETH:

WHEREAS, the Borrower obtained a loan from Sherfam in the principal amount of $1,400,000 (the “Loan”);

WHEREAS, the Loan is evidenced by the Promissory Note.

WHEREAS, Pursuant to the Subscription Agreement, the Promissory Note is convertible at Sherfam’s option into the Company’s Common Stock at a conversion price of $0.25 and Sherfam received one five year Warrant for every two dollars of face value of the Promissory Note convertible into the Company’s Common stock at a price of $0.44 per share;

WHEREAS, under the Promissory Note, the Maturity Date is February 28, 2013 (the “Original Maturity Date”). Upon the Original Maturity Date and, unless and to the extent that the Promissory Note is converted in accordance with the terms therein, all outstanding principal and any accrued and unpaid interest becomes due and owing under such Note and is to be immediately paid by the Company to Sherfam;

WHEREAS, the Company seeks Sherfam’s consent to modify and extend the Original Maturity Date to the date specified hereinafter and, in consideration thereof, the Company and Sherfam have agreed to modify certain terms of the Subscription Agreement as more fully set forth herein.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged the Company and Sherfam agree as follows:

1. Extensions. The Promissory Note is amended to extend the Original Maturity Date from February 28, 2013 to January 31, 2014.

2. Amendment to Subscription Agreement to Adjust Conversion Price and Strike Price. The Subscription Agreement is amended as follows:

(a) The conversion price set forth in paragraph 2 (iii) of said Subscription Agreements is amended to change the conversion price from $0.25 per share to $0.125 per share.

(b) The strike price on the five year Warrant set forth in paragraph 2(iv) of said Subscription Agreement is amended to change the strike price from $0.44 per share to $0.22 per share.

(c) The aforementioned changes as set forth above are contained in Amendment No.1 to the Subscription Agreement attached hereto as Exhibit A.

3. No Defaults. The Company, by execution of this Agreement, hereby represents and warrants that as of the date hereof, no Event of Default exists or is continuing with respect to the Promissory Note or the Subscription Agreement.

4. Loan Extension Agreement. It is the intention and understanding of the parties hereto that this Agreement shall act as an extension of the Promissory Note and that this Agreement shall not act as a novation of such note.

5. Except as specifically amended hereby, the parties hereto acknowledge and confirm that the Promissory Note and Subscription Agreement remain in full force and effect and enforceable in accordance with their terms.

IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have caused this Agreement to be signed by their duly authorized officers.

Dated: March 15, 2013

SHERFAM, INC.

By:	/s/ Alex Glasenberg
Title:	CFO

COMPREHENSIVE CARE CORPORATION

By:	/s/ Robert J. Landis
Title:	CFO